EFES

07021259

File: 082-04144

February 15, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the sales volumes in 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

FOR GENERAL RELEASE TO THE PUBLIC
February 14th, 2007

ANADOLU EFES HAS ANNOUNCED ITS SALES VOLUME FIGURES FOR THE YEAR ENDED 31.12.2006

SALES VOLUME GROWTH MOMENTUM MAINTAINED IN 2006

- Total beer sales volume at 18.8 million hectoliters in 2006; up 17%
- Total soft drink sales volume at 424 million unit cases; up 17%

Total Beer Sales Volume (million hectoliters)


17%
16,0
18,8
2005
2006

Total Soft Drinks Sales Volume (million unit cases)


17%
361,0
424,0
2005
2006

Breakdown of Anadolu Efes' Total Sales Volume


Int'l Beer
38%
Turkey Beer
23%

•In the twelve months period ended on 31.12.2006 total beer and soft drink sales volumes affecting Anadolu Efes' consolidated sales revenue was up 60% over previous year. On a *proforma*[1] basis the increase was realized as 17%.

•In 2006, 39% of our consolidated sales volumes including beer and soft drinks operations were realized by our soft drinks operations whereas our international and Turkish beer operations accounted for 38% and 23%, respectively.

ABOUT ANADOLU EFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI") that manages international beer operations and the largest shareholder of Coca Cola İçecek A.Ş. ("CCI") that manages the soft drink business in Turkey and international markets.

The Group currently operates in 10 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 32 million hectoliters, malting capacity of 236,500 tons and Coca-Cola bottling capacity of 573 million unit cases per year.

1) "Proforma" here represents the full consolidation of international Coca-Cola operations into CCI and proportionate consolidation of CCI into Anadolu Efes for FY2005.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

TURKEY BEER


Sales Volume*
(million hl)
7,1
7,1
2005
2006
* Including export

▪ In spite of the severe winter and exceptionally short summer period in 2006, together with the lower than expected overall tourism activity, which had a negative effect on the total consumption in the Turkish beer market, the domestic sales volume of our Turkey beer operations was in line with previous year at 6.6 mhl, assisted by the sales volume growth in the fourth quarter of 2006.

▪The estimated contraction of the beer market in Turkey due to above mentioned factors, and our overperformance, resulted in a market share gain in 2006, up at 82% vs. 80% in 2005.

▪ Including the export volume, which was also maintained at 0.5 mhl in 2006, the total sales volume of our Turkey beer operations was realized at 7.1 mhl.

▪ In order to further satisfy our consumers' preferences we have included "Efes Ice" and "Marmara Kırrmızı" in our product portfolio in 2006.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)

▪ Our international beer operations are conducted by Efes Breweries International N.V. ("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70% subsidiary of Anadolu Efes and currently manages its brewing operations through 10 breweries and 4 malteries in 4 countries.

▪ In 2006 EBI's total sales volume increased to 11.7 mhl, delivering 31% growth compared to previous year.


31%
8%
10%
KV Group
Romania
2005
2006

▪excluding the sales volume of the brands of the Krasny Vostok Group ("KV Group"), which EBI acquired in February 2006 in Russia, the organic sales volume growth of EBI in 2006 was realized at 8%.

▪in addition to KV Group brands, excluding the sales volume of Interbrew Efes Romania ("Efes Romania"), which EBI disposed of its 50% share to its JV partner InBev S.A. in August 2006, the sales volume growth of EBI in 2006 was 10%.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

INTERNATIONAL BEER (CONT'D)


EBI Sales Volume Breakdown by Geography
Romania 5%
Serbia 4%
Moldova 10%
Kazakh. 8%
Russian Fed 74%

• In Russia, sales volume was up by 44% in 2006 over previous year, by reaching 8.7 mhl. Excluding the sales volume of KV Group brands, total sales volume increase in Russia was 10%.

•Moscow Efes Brewery ("MEB"), EBI's operating subsidiary in Russia signed a licence agreement with Bavaria N.V., the second largest brewer in Holland, for production, sale and distribution of "Bavaria Premium" and "Bavaria Malt" in Russia, effective from April 2006. MEB further expanded its premium product portfolio through signing an agreement with Femsa Cerveza for production of Mexican beer "SOL" in Russia in December 2006.

•In Kazakhstan, total sales volume grew by 17%, by reaching 0.9 mhl, whereas in Moldova, where EBI has a built-in smaller scale soft drinks business in addition to its brewing operations, total sales volume increased by 12% in 2006 reaching 1.2 mhl. On the other hand, only beer sales volume in Moldova was up by 17%.

•In Serbia, where EBI was the fourth largest brewer in 2006, sales volume was down 10% to 0.5 mhl. In order to effectively capitalize on the future potential of the Serbian beer market, EBI currently focuses on the continuous development of branding and infrastructure of its operations in Serbia.

SOFT-DRINKS (COCA-COLA İÇECEK A.Ş.)

• Coca-Cola İçecek A.Ş. ("CCI") is the largest bottler and distributor, by volume, of non-alcoholic commercial beverages in Turkey and conducts Coca-Cola bottling operations in Central Asia and the Middle East. Anadolu Efes is the largest shareholder of CCI with 50.3% stake[1].


Sales Volume - Total
424
17%
Jordan
13%
361
2005
2006

•Soft Drink sales volumes have increased

•17% on a *proforma*[2] basis, where international Coca-Cola operations is fully consolidated into CCI's sales volumes for 2005 and 2006; and

•13% excluding the sales volumes of the Jordan bottling company for 2006, which was acquired in December 2005 (on a *proforma* organic basis).

•Turkey Coca-Cola operations generated 81% of the total sales volume of CCI in 2006.

•In 2006 Turkey Coca-Cola operations sales volume increased by 10%, whereas the sales volume increase in the international markets was 62% over 2005.

(1) *Anadolu Efes' shareholding in CCI was 51.2% in 2006, prior to the completion of CCI's merger with Efes Invest on December 25th, 2006. Accordingly CCI's sales volumes in 2006 are consolidated as per 51.2% shareholding of Anadolu Efes.*

(2) *"Proforma" here represents the full consolidation of international Coca-Cola operations into CCI for FY2005.*

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

END